UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MTS Reports Q3 2021 Results

•	Q3 2021 Consolidated Group Revenue increased 8.4% year-over-year to reach RUB 138.2 bn.

•	Q3 2021 Group OIBDA increased 4.2% year-over-year to RUB 61.3 bn.

•	2021 Full-Year OIBDA Guidance was revised to growth of at least 6%, while revenue guidance was reaffirmed at high-single-digit growth, and Cash CAPEX guidance was narrowed to approximately RUB 110 bn from previously a range of approximately RUB 100-110 bn.

MOSCOW, November 17, 2021 — Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (NYSE: MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces its third-quarter 2021 financial and operating results. Overall, the Company saw healthy growth in both Consolidated Group Revenue and OIBDA, reflecting solid performance in core telecom services as well as contributions from certain segments beyond connectivity.

Group Revenue increased 8.4% year-over-year in Q3 to reach RUB 138.2 bn on the back of growth in all key verticals: telecom, fintech, media, retail, and B2B cloud & digital solutions. In Q3 2021, Group OIBDA increased 4.2% year-over-year reaching RUB 61.3 bn, with significant positive impacts coming from telecom and fintech services, as well as some tailwinds from international roaming amid a limited restoration of global travel during the ongoing COVID-19 pandemic.

Group Net Profit in Q3 2021 decreased 12.5% year-over-year to RUB 16.5 bn supported by core business performance and MTS Bank. At the same time, net profit was constrained by higher depreciation and amortization of fixed and intangible assets — reflecting the Company’s deliberate investment in network development and other areas — as well as an increase in financing costs versus the year-ago quarter due to higher net debt and an evolving interest rate environment, among other factors. For the first nine months of the year, net profit increased 3.2% year-over-year to RUB 49.9 bn.

Looking ahead, the Company reaffirmed its full-year 2021 outlook for high-single-digit growth in revenue, upgraded its guidance for full-year OIBDA to at least 6%, and narrowed its guidance for Cash CAPEX for the year to approximately RUB 110 bn from previously a range of approximately RUB 100-110 bn.

Vyacheslav Nikolaev, President & CEO, commented: “MTS continues to execute at pace on our long-term growth strategy, and I am happy to note that Q3 2021 was no exception. For the reporting period, MTS reported 8.4% year-over-year Group revenue growth, with all of our business lines contributing. Crucially, more than half of the top-line upside came from segments beyond connectivity, further demonstrating the progress we are making on our journey to become a mobile-first tech company.

“We are also pleased that in September shareholders approved our strategic initiatives to separate our active and passive infrastructure into wholly-owned legal entities. These steps are fully in line with our long-term ambitions to sharpen the operational focus of our businesses as well as seek new opportunities to unlock value for investors. Overall, we continue to move forward on our key development vectors, and I am encouraged by our performance heading into the final stretch of the year. Looking ahead, I am confident we will close out 2021 in a position of strength as we continue to deliver for the benefit of all of our shareholders.”

Segment highlights

Telecom

•	In Q3 2021 Russia mobile service revenue increased 4.2% year-over-year to reach RUB 89.1 bn for the quarter.
•	Russia three-month active mobile subscribers increased by more than 1 m. quarter-on-quarter to 79.7 m.
•	Russia sales of handsets and accessories notched upward 4.7% year-over-year in Q3 to RUB 17.7 bn.
•	Monthly active MyMTS app users increased 3.1% quarter-on-quarter to 25.2 m.

Fintech

•	MTS Bank clients increased 6.9% quarter-on-quarter to reach 2.8 m as the Company continued to actively expand its customer base in financial services.
•	MTS Bank net income for 9M21 stood at RUB 5.1 bn — up significantly from the RUB 0.3 bn base of the year-ago period that saw relatively more severe impacts from the COVID-19 pandemic.
•	MTS Bank net fee and commission income for 9M21 stood at RUB 9.6 bn, contributing 47% of operating income in the retail segment before provisioning in line with the Bank’s strategy to strengthen customer engagement and grow frequent transactions.
•	MTS Bank operating income before provisions for 9M21 increased 50% to reach RUB 23.9 bn.
•	The MTS Bank gross retail loan portfolio increased 54.3% year-over-year in Q3 2021 to reach RUB 216.5 bn.
•	MTS Bank mobile app monthly active users increased slightly, standing at 1.4 m.

Media

•	Over-the-top media viewers increased 8.8% quarter-on-quarter to reach 3.5 m. — roughly double versus the year-ago quarter.
•	Total media viewers grew 5.8% quarter-on-quarter in Q3 to reach 7.8 m.

Financial results

Consolidated MTS Group key figures1 (RUB bn)

	3Q21	3Q20	Change, %
Revenue	138.2	127.5	8.4%
o/w Russia	136.4	125.8	8.5%
OIBDA	61.3	58.9	4.2%
o/w Russia	60.1	57.5	4.6%
Operating profit	33.5	33.5	-0.2%
Profit attributable to owners of the Company	16.5	18.8	-12.5%
Cash CAPEX[2]	33.1	23.4	41.5%
Net debt[3]	396.7	302.4	31.2%
Net debt / LTM Adjusted OIBDA[4]	1.8	1.4	n/a
9M 2021 highlights	9M21	9M20
Operating cash flow	87.8	109.1	-19.5%
Free cash flow ex-Bank & cash proceeds from sale of VF Ukraine	22.9	51.2	-55.2%

Russia results (accounts for over 98% of Group revenue)

(RUB bn)	3Q21	3Q20	Change, %
Revenue	136.4	125.8	8.5%
Mobile	89.1	85.5	4.2%
Fixed	18.9	15.2	24.1%
Bank	12.5	8.8	41.1%
Other services	1.3	0.8	68.7%
Sales of goods	19.6	19.0	2.9%
OIBDA	60.1	57.5	4.6%
margin	44.0%	45.7%	-1.7 p.p.
Net profit	15.8	17.8	-10.9%
margin	11.6%	14.1%	-2.5 p.p.
# of MTS Retail stores[5]	5,469	5,188	+281

For Q3 2021, Group Revenue increased 8.4% year-over-year to reach RUB 138.2 bn, with all segments contributing to top-line growth: telecom, fintech, media, retail, and B2B cloud & digital solutions. Mobile service revenue in Russia grew 4.2% year-over-year to reach RUB 89.1 bn for the quarter, reflecting healthy tariff and subscriber dynamics as well as a limited restoration of international roaming versus the year-ago quarter as some global travel resumed amid the COVID-19 pandemic. In fixed-line, revenue in Russia grew 24.1% to reach RUB 18.9 bn for the quarter, with more than half of the year-over-year increase due to an inorganic impact from the consolidation of acquired businesses. In retail, sales of goods in Russia increased 2.9% year-over-year to reach RUB 19.6 bn, of which sales of handsets and accessories contributed RUB 17.7 bn.

1 Financials for 2020 have been restated due to the deconsolidation of NVision Group.

2 Net of cash proceeds under sharing agreement.

3 Excluding lease obligations.

4 Including the effects of IFRS 15 and 16.

5 Number of owned and franchised MTS stores in operation at the end of the reporting period.

Group OIBDA in Q3 2021 grew 4.2% to RUB 61.3 bn, driven primarily by core connectivity and financial services, as well as a limited recovery in high-margin roaming revenue. Group Net Profit in Q3 2021 declined 12.5% year-over-year to RUB 16.5 bn. Net income growth was supported by core operating performance as well as MTS Bank, which were more than offset by higher depreciation & amortization of fixed and intangible assets, greater financing costs amid an increasing interest rate environment, as well as FX / operations with derivatives and other factors.

Year-to-date Group Cash Capital Expenditures for 9M 2021 stood at RUB 88.2 bn, reflecting ongoing investments in 4G capacity and fiber data transmission networks, and to a lesser extent segments beyond connectivity. For the nine months ended September 30, 2021, Group Free Cash Flow excluding MTS Bank6 stood at RUB 22.9 bn, with the decline versus the year-ago period reflecting the Company’s deliberate steps to allocate additional capital in 2021 to network development, new growth segments, as well as strategic acquisitions.

At the end of Q3 2021, MTS’s Gross Debt stood at RUB 449.7 bn (excluding debt issuance costs). As of September 30, 2021, MTS’s gross debt weighted average interest stood at 7.1% and the Group’s Net debt ex-LL[7] to Last-Twelve-Months Adjusted OIBDA ratio stood at 1.8x.

6 Free cash flow is presented excluding proceeds from sale of VF Ukraine.

7 Excluding lease liabilities.

2021 Guidance

MTS currently forecasts high-single-digit growth for FY2021 Group Revenue versus 2020, taking into consideration the following factors:

•	Growing revenue from MTS digital ecosystem services beyond connectivity;
•	A continued rational competitive environment in mobile connectivity in Russia;
•	The impact from mobile tariff adjustments;
•	Rising consumption of data and digital services;
•	The ongoing evolution of MTS’s retail network as well as growing ecommerce sales;
•	A partial recovery in international roaming as travel resumes amid the global COVID-19 pandemic; and
•	Potential further macroeconomic and regulatory developments.

MTS currently forecasts at least 6% growth for FY2021 Group OIBDA versus 2020, taking into consideration the following factors:

•	The impact from mobile tariff adjustments;
•	A partial recovery in international roaming as travel resumes amid the global COVID-19 pandemic;
•	The ongoing evolution of MTS’s retail network as well as growing ecommerce sales;
•	The comparative base of one-offs recorded in 2020;
•	Continuing development of ecosystem products and potential evolution in their marginality;
•	Reducing SIM sales and lower subscriber churn;
•	Potential changes in labor costs; and
•	Potential further macroeconomic and regulatory developments.

MTS now forecasts FY2021 Cash CAPEX to be approximately RUB 110 bn including required investments under the Yarovaya Law (see below), due to a number of factors:

•	Further incremental improvements and enhancements to LTE networks;
•	Continued investment in digital products and services;
•	Broader macroeconomic developments including FX volatility;
•	Development of commercial 5G and 5G-ready solutions and their introduction into the Russian market; and
•	Developments in infrastructure and spectrum sharing projects in Russia.

Yarovaya Law

Under Russian Federal Law No 374-FZ enacted July 6, 2016 (also known as the “Yarovaya Law”), which governs data storage requirements, telecom operators are required to store voice and SMS communications, as well as Internet traffic for a period of up to six months. MTS forecasts the additional investment in data storage systems necessary to comply with the Yarovaya Law at approximately RUB 50 bn over the five-year period H2 2018 through H1 2023 inclusive.

Shareholder returns

In June, the MTS Annual General Meeting of Shareholders (“AGM”) approved FY2020 annual dividends of RUB 26.51 per ordinary MTS share (RUB 53.02 per ADR), or in total RUB 52.97 bn with a record date of July 8, 2021 and payout completed by August 12, 2021.

In September, the MTS Extraordinary General Meeting of Shareholders (“EGM”) approved semi-annual dividends of RUB 10.55 per ordinary MTS share (RUB 21.10 per ADR), or in total RUB 21.1 bn based on H1 2021 financial results with a record date of October 12, 2021 and payout to be completed by November 18.

In July, MTS completed the share repurchase plan (“the Repurchase Plan”). The Repurchase Plan was executed under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and carried out by the Company's wholly-owned subsidiary Bastion LLC. Repurchases under the plan began in Q2 2021. In Q3 2021 Bastion had acquired 7,893,566 shares of Common Stock under the plan (including shares of Common Stock represented by ADSs) representing 0.39% of share capital issued by MTS. This amount includes repurchases from Sistema Entities as provided for in the plan. Total spending under the Repurchase Plan in Q3 2021 amounted to RUB 2,698,898,412 or an average price of RUB 341.91 per share.

In total under the Repurchase Plan completed in July 2021, Bastion LLC acquired 45,401,921 shares of Common Stock (including shares of Common Stock represented by ADSs) representing 2.27% of share capital issued by MTS for the total amount of RUB 14,971,133,308 including repurchases from Sistema Entities as provided for in the plan, equivalent to an average price of RUB 329.75 per share.

Other country markets

Armenia

(AMD bn)	3Q21	3Q20	Change, %
Revenue	12.9	13.4	-3.8%
OIBDA	6.8	7.2	-5.3%
margin	53,0%	53.8%	-0,8 p.p.
Net profit	1.2	3.5	-66,2%
margin	9,2%	26.2%	-17,0 p.p

In Armenia, revenue declined 3.8% year-over-year in Q3 2021 to AMD 12.9 bn. While revenue from core voice & data services increased, this was more than offset by declining sales of goods and roaming revenue. Armenia OIBDA declined 5.3% year-over-year to AMD 6.8 bn. Mobile subscribers in Armenia increased 1.9% quarter-on-quarter, standing at 2.2 m at the end of Q3.

Belarus

(BYN m)	3Q21	3Q20	Change, %
Revenue	353.0	318.7	10.8%
OIBDA	179.0	164.8	8.6%
margin	50.8%	51.7%	-0.9 p.p.
Net profit	94.0	93.4	0.7%
margin	26.9%	29.3%	-2.4 p.p.

In Belarus, which is not consolidated, revenue grew double-digits (10.8%) year-over-year in Q3 2021 to reach BYN 353.0 m on the back of core performance in mobile connectivity as well as increasing sales of goods. Belarus OIBDA increased 8.6% to reach BYN 179.0 m, driven by core operating performance. Mobile subscribers in Belarus held roughly steady and stood at 5.7 m at the end of Q3.

Recent company news

Corporate developments

In August, MTS published its unaudited Consolidated Financial Statements under International Financial Reporting Standards (IFRS) for the six months ended June 30, 2021.

***

In September, MTS shareholders voting at an EGM approved interim dividends of RUB 10.55 per ordinary MTS share (RUB 21.1 per ADR), or in total RUB 21.1 bn (RUB 21,082,925,616.25), based on the Company’s half-year 2021 financial results with a record date of October 12, 2021.

In addition, shareholders approved:

•	The separation of the Company’s passive infrastructure (towers and related assets) into a wholly-owned subsidiary, Tower Infrastructure Company LLC (“TIC”). Alexander Teremetsky was appointed TIC CEO.

•	The separation of a significant share of the Company’s active network and digital infrastructure (fixed-line, data center, and cloud computing) into a wholly-owned subsidiary MWS-1 Limited Liability Company (“MWS-1”).

•	The follow-on integration of MWS-1 into the Company’s existing wholly-owned subsidiary MTS Web Services JSC (“MWS”). Igor Egorov was appointed CEO of MWS.

As provided for under Russian regulations concerning voting on matters of reorganization, the Board of Directors in August decided that owners of MTS ordinary shares voting against the above items or those who abstain from voting will be eligible to submit their shares for repurchase at the price of RUB 326.73 per ordinary share, based on the weighted average trading price over the six months prior to the Board’s decision to call for the EGM.

M&A

In July, MTS announced the acquisition of 51% of the equity capital of Factorin LLC (“Factorin”) for RUB 867 m, including a RUB 350 m cash-in investment to support the startup’s continued development. Factorin is the developer and owner of an innovative blockchain-based platform for trade finance transactions with a focus on supply chain finance and invoice factoring. The acquisition is aimed at expanding MTS Group’s portfolio of digital financial services for B2B clients.

***

In August, the MTS Venture Fund announced the signing of a definitive agreement to invest RUB 73 m in the Academy of Changes (“Akademiya Peremen”) online education platform. Academy of Changes is an educational service that provides webinars and online courses on nutrition, style, makeup, psychology and other lifestyle topics. The platform offers 50 online courses are available to users, with an audience of over 500 thousand people.

***

In August, the MTS Venture Fund announced the signing of a definitive agreement to invest RUB 120 m in the KonnektU customer data platform (CDP). KonnektU offers a solution for aggregating and processing client data across multiple sources and channels to build unified customer profiles and leverage machine learning and big data approaches for targeted, personalized marketing. The platform offers solutions for promotional campaigns, loyalty programs, direct-to-consumer marketing, as well as targeting and analytics services.

***

In September, MTS purchased a 70% equity stake in Sistema Capital LLC (“Sistema Capital”) for RUB 3.5 bn under an agreement with Sistema Telecom Assets Limited Liability Company and Sistema Finance Joint Stock Company, 100% subsidiaries of MTS’s parent company Sistema PJSFC (“Sistema” — LSE:SSA, MOEX:AFKS). As a result of the deal, MTS increased its share in Sistema Capital to 100%. The deal is aimed at accelerating the launch of new MTS Investments features; developing new offerings for retail and high-net-worth individuals; as well as expanding ecosystem of MTS’s financial services and strengthening Company’s overall market position in the fast-growing Russian retail investment services space.

Ratings

In October, Russia’s AK&M agency awarded MTS the agency’s highest possible ESG Reporting Rating, an assessment of completeness of information in corporate sustainability and ESG reporting. AK&M analysts upgraded MTS's rating to RESG1 from RESG2 a year earlier, noting the high degree of sustainability disclosure in MTS public reporting, as well as the company's successful work in social initiatives and its forward-looking sustainable development strategy.

Mobile connectivity (LTE/5G)

In September, MTS achieved a configuration-specific data transfer speed record in Russia of 5.6Gbps with a 5G base station at a pilot 5G network in Moscow. During the test, eight smartphones simultaneously received around 700Mbps from a single 5G base station, with a peak data transfer rate of 5.6Gbps in the 100Mhz band. This represents a new speed record in Russia for this kind of equipment configuration (Massive MIMO).

***

In November, MTS conducted the first test of an OpenRAN-based 5G telecom solution leveraging software developed in Russia at the Skolkovo Institute of Science and Technology (Skoltech). During tests at the Open RAN Laboratory in Moscow, the innovative new solution delivered blistering-fast downlink transmission speeds surpassing 1 Gbps. The demonstration was carried out with an OpenRAN base station and a standalone (SA) MTS 5G network core connected to a commercially-available 5G SA smartphone.

Private LTE

In September, MTS helped launch Russia's first commercial 5G-ready private cellular LTE network for Polymetal International plc, one of the world's largest producers of gold and silver, at the Nezhdaninskoye gold deposit in Russia’s Sakha Republic (Yakutia). Under the project, MTS has deployed a 5G-ready wireless network for Yuzhno-Verkhoyansk Mining Company JSC, an affiliated company of Polymetal. The new network will support integrated mining dispatching systems, such as remote and automated control of equipment including excavators, drilling rigs, and measuring devices, as well as remote monitoring and video systems.

***

In October, MTS signed an agreement to build a commercial 5G-ready private network for the Karelsky Okatysh JSC iron ore mining and processing plant owned by Severstal PJSC, one of the world's largest steel and mining companies. According to the agreement, MTS will roll out a dedicated LTE/5G-ready network for Karelsky Okatysh to provide connectivity for quarrying and other operations in the Republic of Karelia, including voice and video communications, equipment and video monitoring, as well as emergency notification systems. The network is scheduled to launch in April 2022.

Partnerships

In October, MTS and Ericsson signed an agreement to enter into a strategic partnership with the aim of developing private 5G-ready networks (dedicated networks) for industrial enterprises in Russia. Since 2019, MTS together with Ericsson have successfully implemented more than 15 pilot projects for private networks across various industries. The two companies have also signed contracts for the construction of commercial LTE / 5G-ready networks in Russia for multiple leading Russian enterprises, including SIBUR, EVRAZ and Severstal. In September, MTS and Ericsson built the first commercial dedicated network in Russia for Polymetal, one of the world's largest producers of gold and silver.

Compliance

As disclosed in our prior Annual Reports and Forms 20-F, in March 2019, we reached a resolution with the U.S. Securities and Exchange Commission (SEC) and Department of Justice (DOJ) and signed a Consent Order (Order) with the SEC and a Deferred Prosecution Agreement (DPA) with the DOJ. Under the DPA and the Order in September 2019 we appointed an independent compliance monitor for, inter alia, review, testing and perfecting MTS’ anti-corruption compliance code, policies, and procedures. In connection with the previously disclosed independent compliance monitorship, certain transactions were identified relating to the Company's subsidiary in Armenia, and such transactions were disclosed to the DOJ and SEC.  The DOJ and SEC have requested information regarding the transactions and MTS has initiated an investigation into the matter.  At this point, we cannot predict the timing or outcome of the investigation.

Awards & Recognition

In October, MTS Investor Relations Director Polina Ugryumova was recognized with an award for Best Investor Relations Director as part of Russia’s premier annual ranking of the country’s top-1000 business leaders. The annual rating of the Russian Association of Managers seeks to recognize outstanding business leaders who have made a significant contribution to the development of their companies, their industry, and the Russian economy as a whole. The rating is based on a closed voting process, with leading business managers assessing the performance of their peers and colleagues

Q3 2021 Conference Call Details

MTS management will be holding a conference call on November 17, 2021 to discuss the Company’s Q3 2021 results beginning at 5:00 p.m. Moscow time (MSK).

The discussion will be webcast in English and Russian via the Company’s website at:

https://moskva.mts.ru/about/investoram-i-akcioneram/korporativnoe-upravlenie/raskritie-informacii

The webcast in English will also be available via zoom, where viewers will also be able to participate in a question and answer session at the following link:

https://us02web.zoom.us/j/82773594641?pwd=U0Y3TDlEcWdvTzRtS0dJUjdXOUVXUT09

Conference ID: 827 7359 4641

Passcode: 799701

Cautionary note on forward-looking statements

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Note on financial measures & definitions

This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded.

OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows8:

Group (RUB bn)	Q3’20	Q4’20	Q1’21	Q2’21	Q3’21
Operating profit	33.5	26.1	28.6	30.4	33.5
Add: D&A	25.3	25.6	26.8	26.8	27.9
Loss from impairment of non-current assets	-	0.8	-	-	-
Adjusted OIBDA	58.9	52.5	55.4	57.2	61.3

Russia (RUB bn)	Q3’20	Q4’20	Q1’21	Q2’21	Q3’21
Operating profit	32.7	25.5	28.0	30.1	32.9
Add: D&A	24.8	25.0	26.2	26.2	27.2
Loss from impairment of non-current assets	-	0.8	-	-	-
Adjusted OIBDA	57.5	51.4	54.2	56.4	60.1

Armenia (RUB m)	Q3’20	Q4’20	Q1’21	Q2’21	Q3’21
Operating profit	575	304	271	463	390
Add: D&A	517	573	568	517	632
OIBDA	1 092	877	839	980	1022

OIBDA and OIBDA margin can be reconciled to our operating margin as follows:

Group	Q3’20	Q4’20	Q1’21	Q2’21	Q3’21
Operating margin	26.3%	19.5%	23.1%	23.7%	24.2%
Add: D&A	19.9%	19.1%	21.6%	20.8%	20.2%
Loss from impairment of non-current assets	-	0.6%	-	-	-
Adjusted OIBDA margin	46.2%	39.3%	44.7%	44.5%	44.4%

Russia	Q3’20	Q4’20	Q1’21	Q2’21	Q3’21
Operating margin	26.0%	19.4%	22.9%	23.7%	24.1%
Add: D&A	19.7%	19.0%	21.4%	20.7%	20%
Loss from impairment of non-current assets	-	0.6%	-	-	-
Adjusted OIBDA margin	45.7%	38.9%	44.3%	44.4%	44.0%
Armenia	Q3’20	Q4’20	Q1’21	Q2’21	Q3’21
Operating margin	28.3%	19.0%	16.7%	26.7%	20.2%
Add: D&A	25.5%	35.7%	35.0%	29.8%	32.8%
OIBDA margin	53.8%	54.7%	51.7%	56.6%	53.0%

8 Totals may add up differently due to rounding

Free cash flow ex-Bank can be reconciled to our free cash flow as follows:

Group (RUB bn)	Q3’20	Q4’20	Q1’21	Q2’21	Q3’21
Group free cash flow	24.8	13.5	-13.7	3.7	4.1
Less: Bank free cash flow	3.4	2.6	-26.3	-1.8	-2.0
Free cash flow ex-Bank	21.3	10.9	12.6	5.5	6.1

Definitions

Total debt. Total debt represents short-term and long-term debt excluding lease obligations and debt issuance costs.

Net debt. Net debt represents total debt less cash and cash equivalents, short-term investments, long-term deposits, swap and currency hedging. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. Our net debt calculation may not be similar to the net debt calculation of other companies. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Free Cash Flow. Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Our free cash flow calculation may not be similar to the free cash flow calculation of other companies. Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our consolidated statement of cash flows or other information prepared in accordance with IFRS.

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•	shows traffic-generating activity or

•	accrues a balance for services rendered or

•	is replenished or topped off

over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

Consolidated financial statements

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(Amounts in millions of RUB except per share amount)

	Nine months ended	Nine months ended	Three months ended	Three months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Service revenue	336 900	314 296	118 558	108 362
Sales of goods	53 780	46 924	19 607	19 147
Revenue	390 680	361 220	138 165	127 509

Cost of services	(97 262)	(90 184)	(34 968)	(30 600)
Cost of goods	(51 402)	(42 705)	(18 686)	(17 234)

Selling, general and administrative expenses	(68 673)	(63 405)	(22 933)	(21 250)
Depreciation and amortization	(81 408)	(74 636)	(27 863)	(25 330)
Operating share of the profit of associates and joint ventures	4 289	3 573	1 296	1 314
Impairment of non-current assets	10	(1 227)	1	21
Other operating expenses	(3 767)	(5 869)	(1 540)	(883)
Operating profit	92 467	86 767	33 472	33 547

Other income / (expenses):
Finance income	2 033	2 650	476	684
Finance costs	(29 717)	(31 151)	(10 647)	(9 911)
Other income / (expenses)	918	3 871	(488)	273
Total other expenses, net	(26 766)	(24 630)	(10 659)	(8 954)

Profit before tax from continuing operations	65 701	62 137	22 813	24 593

Income tax expense	(15 463)	(13 838)	(6 209)	(5 627)

Profit for the period from continuing operations	50 238	48 299	16 604	18 966

Discontinued operation:

Profit after tax for the period from discontinued operation	279	510	101	28

Profit for the period	50 517	48 809	16 705	18 994

Profit for the period attributable to non-controlling interests	(659)	(495)	(237)	(172)

	Nine months ended	Nine months ended	Three months ended	Three months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Service revenue	336 900	314 296	118 558	108 362
Sales of goods	53 780	46 924	19 607	19 147
Revenue	390 680	361 220	138 165	127 509

Cost of services	(97 262)	(90 184)	(34 968)	(30 600)
Cost of goods	(51 402)	(42 705)	(18 686)	(17 234)

Selling, general and administrative expenses	(68 673)	(63 405)	(22 933)	(21 250)
Depreciation and amortization	(81 408)	(74 636)	(27 863)	(25 330)
Operating share of the profit of associates and joint ventures	4 289	3 573	1 296	1 314
Impairment of non-current assets	10	(1 227)	1	21
Other operating expenses	(3 767)	(5 869)	(1 540)	(883)
Operating profit	92 467	86 767	33 472	33 547

Other income / (expenses):
Finance income	2 033	2 650	476	684
Finance costs	(29 717)	(31 151)	(10 647)	(9 911)
Other income / (expenses)	918	3 871	(488)	273
Total other expenses, net	(26 766)	(24 630)	(10 659)	(8 954)

Profit before tax from continuing operations	65 701	62 137	22 813	24 593

Income tax expense	(15 463)	(13 838)	(6 209)	(5 627)

Profit for the period from continuing operations	50 238	48 299	16 604	18 966

Discontinued operation:

Profit after tax for the period from discontinued operation	279	510	101	28

Profit for the period	50 517	48 809	16 705	18 994

Profit for the period attributable to non-controlling interests	(659)	(495)	(237)	(172)
Profit for the period attributable to owners of the Company	49 858	48 314	16 468	18 822
Other comprehensive income / (expenses)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	829	4 328	333	2 417
Other comprehensive income / (expenses) for the period	829	4 328	333	2 417

Total comprehensive income for the period	51 346	53 137	17 038	21 411
Less comprehensive income for the period attributable to the noncontrolling interests	(659)	(495)	(237)	(172)

Comprehensive income for the period attributable to owners of the Company	50 687	52 642	16 801	21 239

Weighted average number of common shares outstanding, in thousands - basic	1 700 893	1 769 111	1 672 253	1 763 239
Earnings per share attributable to the Group - basiс:
EPS from continuing operations	29,15	27,02	9,79	10,66
EPS from discontinued operation	0,16	0,29	0,06	0,02
Total EPS - basic	29,31	27,31	9,85	10,68

Weighted average number of common shares outstanding, in thousands - diluted	1 702 424	1 770 582	1 673 464	1 764 082
Earnings per share attributable to the Group - diluted:
EPS from continuing operations	29,12	27,00	9,78	10,65
EPS from discontinued operation	0,16	0,29	0,06	0,02
Total EPS - diluted	29,28	27,29	9,84	10,67

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2021 AND AS OF DECEMBER 31, 2020

(Amounts in millions of RUB)

	As of September 30,	As of December 31,
	2021	2020
NON-CURRENT ASSETS:
Property, plant and equipment	302 895	284 804
Investment property	2 299	1 889
Right-of-use assets	129 778	130 503
Intangible assets	140 018	128 144
Investments in associates and joint ventures	7 804	8 555
Other investments	4 898	9 488
Deferred tax assets	12 466	8 778
Accounts receivable, related parties	5 250	5 209
Bank deposits and loans to customers	106 625	63 992
Other financial assets	8 486	9 738
Other assets	6 021	5 749
Total non-current assets	726 540	656 849

CURRENT ASSETS:
Inventories	14 247	15 204
Trade and other receivables	38 880	32 868
Accounts receivable, related parties	7 574	8 980
Bank deposits and loans to customers	74 310	52 676
Short-term investments	28 748	23 434
VAT receivable	11 183	8 877
Income tax assets	2 104	4 660
Assets held for sale	262	667
Cash and cash equivalents	21 338	85 405
Other financial assets	23 344	23 922
Advances paid and prepaid expenses and other assets	6 192	5 661
Total current assets	228 182	262 354
Total assets	954 722	919 203

EQUITY:
Equity attributable to owners of the Company	(1741)	28 700
Non-controlling interests	4 701	3 990
Total equity	2 960	32 690

NON-CURRENT LIABILITIES:
Borrowings	384 513	395 143
Lease obligations	132 394	134 637
Bank deposits and liabilities	8 827	1 883
Deferred tax liabilities	23 095	19 191
Provisions	5 205	5 128
Other financial liabilities	177	14
Other liabilities	1 919	1 903
Total non-current liabilities	556 130	557 899

CURRENT LIABILITIES:
Trade and other payables	68 492	56 017
Accounts payable, related parties	2 277	3 146
Borrowings	64 935	34 125
Lease obligations	19 850	16 177
Bank deposits and liabilities	183 892	165 794
Income tax liabilities	985	753
Provisions	14 066	13 460
Other financial liabilities	196	1 109
Other liabilities	40 939	38 033
Total current liabilities	395 632	328 614

Total equity and liabilities	954 722	919 203

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(Amounts in millions of RUB)

	Nine months ended	Nine months ended
	September 30, 2021	September 30, 2020
Profit for the period	50 517	48 809

Adjustments for:
Depreciation and amortization	81 408	74 705
Impairment of non-current assets	(10)	1 227
Impairment of financial assets	8 250	8 932
Loss/(gain) from sale of Ukraine operations	54	(1 967)
Finance income	(2 033)	(2 652)
Finance costs	29 717	31 155
Income tax expense	15 463	14 906
Share of profit of associates and joint ventures	(4 433)	(3 742)
Net foreign exchange gain and change in fair value of financial instruments	(1 074)	(4 391)
Inventory obsolescence expense	1 057	834
Change in provisions	393	(1 950)
Other non-cash items	(4 885)	(3 242)

Movements in operating assets and liabilities:
(Increase) / decrease in trade and other receivables and contract assets	(5 375)	(843)
Increase in bank deposits and loans to customers	(72 268)	(22 346)
Increase in inventory	(94)	(885)
Decrease / (increase) in advances paid and prepaid expenses	1 045	(4 908)
Increase in VAT receivable	(2 259)	(466)
Increase in trade and other payables, contract liabilities and other current liabilities	4 585	1 383
Increase in bank deposits and liabilities	25 363	13 823

Dividends received	3 202	1 791
Income tax paid	(13 111)	(10 769)
Interest received	1 720	1 668
Interest paid, net of interest capitalized	(29 439)	(31 945)
Net cash provided by operating activities	87 793	109 127

CASH FLOWS FROM INVESTING ACTIVITIES:
Aquisition of subsidiary, net of cash acquired	(9 821)	(262)
Purchases of property, plant and equipment	(57 137)	(44 588)
Purchases of other intangible assets	(31 082)	(19 594)
Purchase of Avantage	-	(196)
Cost to obtain and fulfill contracts, paid	(2 741)	(3 745)
Proceeds from sale of property, plant and equipment and assets held for sale	3 906	4 897
Purchases of short-term and other investments	(9 691)	(7 306)
Proceeds from sale of short-term and other investments	8 906	10 478
Investments in associates and joint ventures	(1 087)	(1 460)
Cash (payments) and proceeds related to swap contracts	(349)	5 236
Proceeds from sale of associates	3 010	2 450
Proceeds from sale of subsidiaries	1 272	2 998
Other investing activities	74	-
Net cash used in investing activities	(94 740)	(51 092)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of notes	(20 813)	(28 127)
Proceeds from issuance of notes	4 350	46 757
Notes and debt issuance cost paid	(95)	(106)
Lease obligation principal paid	(11 361)	(11 458)
Dividends paid	(44 301)	(59 346)
Cash flows from transactions under common control	(3 474)	-
Proceeds from loans	46 047	108 414
Repayment of loans	(9 133)	(63 859)
Repurchase of common stock	(18 390)	(7 613)
Net cash (used in) / provided by financing activities	(57 170)	(15 338)

Effect of exchange rate changes on cash and cash equivalents	(14)	1 882

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(64 131)	44 579

CASH AND CASH EQUIVALENTS, beginning of the period	85 469	38 070

CASH AND CASH EQUIVALENTS, end of the period	21 338	82 649

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS Public Joint Stock Company

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: Novemeber 17, 2021